Exhibit 99.3

Management’s Discussion & Analysis

For the years ended October 31, 2023 and 2022

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

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Established consumer brands of High Tide Inc.

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

About this MD&A:

This management’s discussion and analysis (this “MD&A”) of High Tide Inc. (“High Tide”, “we”, “our” or the “Company”) for the years ended October 31, 2023 and 2022 is dated January 22, 2024. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for the years ended October 31, 2023 and 2022 (the “Financial Statements”). The financial information presented in this MD&A has been derived from the Financial Statements which prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s continuous disclosure materials, including interim fillings, audited annual consolidated financial statements, annual information form and annual report on Form 40-F can be found on SEDAR+ at www.sedarplus.ca, with the company’s filings with the SEC at www.sec.gov.

This MD&A also refers to the Company’s three reportable operating segments: (i) the “Retail” segment represented by brands, including Canna Cabana, Meta Cannabis Co, Grasscity, Smoke Cartel, FABCBD, Daily High Club, DankStop, Blessed CBD and NuLeaf Naturals, (ii) the “Wholesale” Segment represented by brands Valiant Distributions and Famous Brandz, and (iii) the “Corporate” Segment (each as defined below under the heading – Glossary of Terms).

High Tide a high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “HITI” as of June 2, 2021, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and the Frankfurt Stock Exchange under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s headquarters is #112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Corporate overview:

Founded in 2009, High Tide through its subsidiary Canna Cabana is the largest non-franchised cannabis retail chain in Canada. The Company operates 163 branded retail cannabis stores across Canada, of which 160 stores are corporately owned locations represented by 79 locations in Alberta, 53 locations in Ontario, 11 locations in Saskatchewan, 8 locations in British Columbia, and 9 locations in Manitoba, as at the date of this MD&A. Further, the Company has a 50% interest in a partnership that operates a branded retail Canna Cabana location in Sudbury, Ontario and two joint venture operations with a 49% interest that operates two branded retail locations in Manitoba.

Leveraging the brand equity established through their consumer brands, High Tide sells cannabis, CBD products and consumption accessories through both traditional bricks & mortar as well as e-commerce platforms. Traditional bricks & mortar sales are conducted under the Company’s Canna Cabana brand, CBD product sales are conducted online under the Company’s FABCBD, Blessed CBD and NuLeaf brands, and consumptions accessories online sales are conducted under the Company’s Grasscity, Smoke Cartel, Daily High Club and Dankstop e-commerce platforms.

In addition to consumer sale, High Tide operates a wholesale division under their Valiant Distribution (“Valiant”) brand. Through Valiant, the Company supplies various Canadian shops with cannabis and consumption accessory products and e-commerce platforms with consumption accessories that are designed and branded under the Valiant brand.

Under these established brands, High Tide has expanded their network to sell cannabis, CBD products and consumption accessories throughout Canada, the UK, and the United States, becoming one of the most recognized cannabis retail groups globally.

Corporate update:

High Tide, through its innovative discount club model, maintains its status and leadership position as the largest non-franchised retail cannabis chain in Canada. The Company has exceeded its initial projections, and its Cabana Club now has a membership base of over 1.28 million across Canada. The Company has also accelerated the momentum behind its paid ELITE membership program by offering attractive consumer-focused incentives, which, combined with its industry-low pricing and leading selection, have resulted in a paid membership base of over 28,000. As the Company continues to expand its ELITE-focused consumer offerings, sustained growth in ELITE membership is expected moving forward.

During the second half of the year 2023, the Company generated a record $9,700 in free cashflow. This cashflow profile will allow the Company to reaccelerate the pace of organic store openings. This phenomenon has already begun, as demonstrated by the Company adding eight stores in the last five months of calendar 2023. Having ended fiscal 2023 with a record cash balance while making meaningful strides in reducing debt subsequent to the end of the fiscal year positions the Company well to continue its expansion initiatives across Canada.

Ontario’s recent decision to double its retail cannabis store cap from 75 to 150 stores per entity is welcome news. It will have a positive impact as it brings the province closer to Alberta and Saskatchewan, two provinces that don’t have a store cap and have greater success at illicit market capture. This change also creates a significant growth opportunity for High Tide. Currently, the Company has 54 stores in Ontario, which generated an average annual run rate that was 3.2 times the Company’s provincial peers’ during the month of October 2023. Accordingly, the opportunity to now add an additional 96 locations will help meaningfully boost the Company’s revenues and growth trajectory. With this regulatory change now in place, the Company anticipates opening an additional 20-30 stores in this calendar year and has updated its long-term growth target in Canada to 300 stores. Although the quantum of free cash flow generation may vary meaningfully in any one quarter, particularly given the working capital requirements of new stores and the time required to ramp up operations to maturity, the Company expects sustained growth while remaining free cash flow positive.

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Select financial highlights and operating performance:

	Three months ended October 31			Year ended October 31
	2023	2022	Change	2023	2022	Change
	$	$	∆	$	$	∆
Revenue	127,105	108,248	17%	487,669	356,852	37%
Gross profit	32,984	29,518	12%	131,314	100,952	30%
Gross profit margin(i)	26%	27%	(1%)	27%	28%	(1%)
Total operating expenses	(67,188)	(83,434)	19%	(172,739)	(173,262)	0%
Loss from operations	(34,204)	(53,916)	37%	(41,425)	(72,310)	43%
Adjusted EBITDA(ii)	8,362	5,017	67%	30,636	14,620	110%
Net loss	(31,805)	(52,503)	39%	(40,952)	(70,848)	42%
Basic and diluted loss per share	(0.39)	(0.85)	54%	(0.53)	(1.14)	54%
(i)	Gross profit margin - a non-IFRS financial measure. Gross profit margin is calculated by dividing gross profit by revenue.
(ii)	Adjusted EBITDA - a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is found under “Specified Financial Measures” section in this MD&A.

The key factors affecting the results for the year ended October 31, 2023, were:

●	Free Cash Flow Positive – During the year, the Company succeeded in becoming free cash flow positive, ending the year with free cash flow of $6,940. The increase was made possible through continued same-store sales growth, creating operating efficiencies, implementing strong cost controls, and diligent working capital management. Free cash flow is a non-IFRS measure prepared based on the calculation mentioned in “Specified Financial Measures" section of this document.

●	Revenue – Revenue increased by 37% for the year ended October 31, 2023, as compared to the year 2022. The growth in revenue was largely driven by shift in the retail pricing strategy, launch of the discount club model and organic growth. The growth in revenue has also been contributed by 26% increase in the number of stores from an average of 120 stores in 2022 to an average of 152 stores in the 2023.

●	Gross Profit Margin – Gross profit margin decreased by 1% for the year ended October 31, 2023, as compared to the year 2022. The decrease in gross profit margin was driven by the decrease in sales volume related to e-commerce operations which have higher margins compared to the bricks & mortar Retail segment.

●	Operating Expenses – Operating expenses decreased as a percentage of revenue by 7% to 28% for the year ended October 31, 2023, as compared to 35% in fiscal year 2022. The decrease in operating expenses is driven by various initiatives of the Company to reduce expenditures where possible and implement more efficient cost-saving solutions without impacting revenue.

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Revenue

	Three months ended October 31			Year ended October 31
	2023	2022	Change	2023	2022	Change
	$	$	∆	$	$	∆
Cannabis	111,846	90,710	23%	416,512	288,291	44%
Consumption accessories	7,899	11,047	(28%)	43,744	45,150	(3%)
Data analytics services	6,762	6,378	6%	26,250	21,653	21%
Other revenue	598	113	429%	1,163	1,758	(34%)
Total revenue	127,105	108,248	17%	487,669	356,852	37%

The revenue has increased by 17% to $127,105 in the fourth quarter of 2023 (2022: $108,248) and by 37% to $487,669 for the year ended October 31, 2023 (2022: $356,852).

The increase in revenue is primarily due to the combination of an increase in stores in the retail brick and mortar operations as well as organic growth of same store sales. The total number of stores increased 26% from of 141 branded retail stores in 2022 to 157 branded stores in 2023. Same store sales increased 26% ($63,000) compared to fiscal year 2022, while the remaining $76,000 increased was contributed from the ramp-up of 37 stores that were not fully operational in fiscal 2022 and 16 new stores that become operational during fiscal 2023. The average revenue per store increased by 20% from $2,400 in 2022 to $3,000 in 2023. The increases were offset by a drop in e-commerce sales by $9,000 and wholesale by $2,000. The Company noted that the decrease in e-commerce revenue is due to the prevailing market trends of consumers to purchase products in store rather than online.

Canna Cabana provides a unique customer experience focused on retention and loyalty through the Cabana Club membership platform. Members of Cabana Club receive member-only pricing, through text messages, and email communications highlighting new and upcoming product arrivals, member-only events, and other special offers. The database communicates with highly relevant consumers who are segmented at the local level by delivering regular content that is specific to their local Canna Cabana. As of the date of this MD&A, over 1,280,000 members have joined Cabana Club, which is 35% more than a year ago.  In addition, over 28,000 are Cabana ELITE, which is an optional paid membership, which is 367% more than a year ago and 49% higher than as at September 14, 2023.

Gross profit

	Three months ended October 31			Year ended October 31
	2023	2022	Change	2023	2022	Change
	$	$	∆	$	$	∆
Revenue	127,105	108,248	17%	487,669	356,852	37%
Cost of sales	94,121	78,730	20%	356,355	255,900	39%
Gross profit	32,984	29,518	12%	131,314	100,952	30%

For the three months period ended October 31, 2023, gross profit increased by 12% to $32,984 (2022: $29,518) and by 30% to $131,314 for the year ended October 31, 2023 (2022: $100,952). The decrease in gross profit was driven by a decline in e-commerce revenue which has significantly higher gross margin than brick & mortar revenue.

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Operating expenses

	Three months ended October 31			Year ended October 31
	2023	2022	Change	2023	2022	Change
	$	$	∆	$	$	∆
Salaries, wages and benefits	14,727	13,122	12%	56,798	44,055	29%
Share-based compensation	(284)	2,092	(114%)	5,034	8,080	(38%)
General and administration	6,748	7,175	(6%)	26,888	25,973	4%
Professional fees	1,450	1,671	(13%)	8,350	4,920	70%
Advertising and promotion	596	1,500	(60%)	4,144	7,868	(47%)
Depreciation and amortization	8,582	8,249	4%	32,761	30,169	9%
Interest and bank charges	1,104	1,033	7%	4,499	3,516	28%
Impairment loss	34,265	48,592	(29%)	34,265	48,681	(30%)
Total operating expenses	67,188	83,434	(19%)	172,739	173,262	(0%)

Total operating expenses decreased by 19% to $67,188 in the fourth quarter of 2023 (2022: $83,434) and remains flat at $172,739 for the year ended October 31, 2023, as compared to the year 2022 ($173,262). The total operating expenses, as a percentage of revenue, decreased to 35% compared to 49% for the year 2022 due to the Company’s continued focus on implementing cost saving solutions that focus on efficiency without impacting quality.

Total operating expenses, excluding impairment loss, decreased by 6% to $32,923 in the fourth quarter of 2023 (2022: $34,842) and increased by 11% $138,474 for the year ended October 31, 2023, as compared to the year 2022 ($124,581). The total operating expenses, excluding impairment loss, as a percentage of revenue, decreased to 28% in the year ended October 31, 2023, compared to 35% for the year 2022 due to the Company’s continued focus on implementing cost saving solutions that focus on efficiency without impacting quality.

Salaries, wages, and benefits expenses increased by 12% to $14,727 in the fourth quarter of 2023 (2022: $13,122), and by 29% to $56,798 for the year ended October 31, 2023 (2022: $44,055). In terms of total headcount it has been increased by 16% from 1,287 employees in 2022 to 1,497 employees in 2023. The increase was mainly due to additional staffing related to the growth in the new store openings and acquisitions. During the year 2023, as a percentage of revenue, salaries, wages and benefits expenses stayed flat at 12% as compared to the year 2022 which is a favourably aligns with the management strategy of an effective cost saving solution.

Share-based compensation decreased by 114% to $284 in the fourth quarter of 2023 (2022: $2,092) and by 38% to $5,034 for the year ended October 31, 2023 (2022: $8,080). As a percentage of revenue, share based compensation, decreased to 1% for the year ended October 31, 2023, compared to 2% for the year 2022. The decrease in share-based compensation for the fourth quarter 2023 is due to an accounting adjustment related to escrow share valuation under the ‘Black-Scholes model’. The decrease in share-based compensation was mainly due to changes in the assumptions in the Black-Scholes Option model year over year.

General and administrative (G&A) expenses decreased by 6% to $6,748 in the fourth quarter of 2023 (2022: $7,175) and increased by 4% to $26,888 for the year of 2023 as compared to the year 2022 ($25,973). As a percentage of revenue, general and administrative expenses, decreased to 6% during the year of 2023 compared to 7% in 2022 primarily because of the effective cost controls established throughout the Company.

Professional fees expense increased by 13% to $1,450 for the fourth quarter of 2023 (2022: $1,671) and increased by 70% to $8,350 for the year ended October 31, 2023 (2022: $4,920). As a percentage of revenue, professional fees have been slightly increased to 2% for the year ended October 31, 2023 as compared to 1% which was realized during the year 2022. The increase is due to additional costs incurred relating to tax and accounting services as the Company continues to integrate previous acquisitions into their operations. In addition, during the current year the Company has engaged professional service organizations to support in planning and implementing various new initiatives across the Company which has been the primary driver behind the large increase in revenue for the year 2023.

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Advertising and promotion expense decreased by 60% to $596 for the fourth quarter of 2023 (2022: $1,500) and 47% to $4,144 for the year ended 2023 (2022: $7,868). The management has performed detailed review of advertising and promotion expenses with the intent to remove any expenses that were redundant, had no value add in the e-commerce operations and the changed it strategy to move towards a centralized marketing approach for all segments. As a result, the total percentage of e-commerce revenue, advertising and promotions expenses decreased to 7% in 2023 as compared to 11% in 2022. The Company has noted the new marketing approach has led to decreases in expenses without significantly impacting sales.

Interest and bank charges increased by 7% to $1,104 for the fourth quarter of 2023 (2022: $1,033) and 28% to $4,499 for the year ended October 31, 2023 (2022: $3,516). As a percentage of revenue, interest and bank charges, remains flat at 1%, for the year 2023 as compared to the year 2022. The increase in interest and bank charges is primarily due to increased merchant charges incurred through the normal course of business which is driven by sales volumes.

Impairment loss

	Three months ended October 31			Year ended October 31
	2023	2022	Change	2023	2022	Change
	$	$	∆	$	$	∆
Bricks & mortar retail	-	-	-	-	-	-
E-commerce retail	(10,292)	(45,077)	(77%)	(10,292)	(45,077)	(77%)
Indefinite life intangible assets	(23,257)	(1,365)	1604%	(23,257)	(1,365)	1604%
Finite life tangible assets	(126)	(2,150)	(94%)	(126)	(2,239)	(94%)
Right of use assets	(590)	-	100%	(590)	—	100%
Total Impairment loss	(34,265)	(48,592)	(29%)	(34,265)	(48,681)	(30%)

Impairment loss decreased by 30% to $34,265 for the year ended October 31, 2023 (2022: $48,681). During the year the Company completed its annual impairment tests as of August 1, 2023, which was previously tested as of August 1, 2022, and has included a summary of key inputs below for each CGU to which goodwill has been allocated. Management performs a review of impairment indicators as of October 31, 2023 to determine if additional testing is required, no such indicators were present at year end.

For all impairment tests performed for the year ended October 31, 2023, the Company completed the testing using the FVLCD. The fair value calculation requires level 3 inputs such as forecasted future cashflows of the Company’s CGU over a period of one year, growth rate percentages and terminal growth rates.

Goodwill

The Company completed impairment testing over the group of CGUs to which goodwill had been allocated. Goodwill arising from business combinations is allocated either to the bricks & mortar retail locations (CGUs) or to e-commerce retail subsidiaries (CGUs), as each group of CGUs benefit from synergies created through these business combinations based on whether they are retail locations or e-commerce platforms.

Included in the CGU group for bricks & mortar are all retail locations in addition to the acquisitions of Jimmy’s Cannabis. Total goodwill allocated to this group of CGUs for the year ended October 31, 2023 is $58,239 (October 31, 2022: $54,882).

Included in the CGU group for e-commerce are all the e-commerce subsidiaries. With the reduction caused by the impairment, the goodwill remaining that is allocated to this group of CGUs for the year ended October 31, 2023, is $17,905 (October 31, 2022: $28,537).

Bricks & mortar retail

The recoverable amount of the group of CGUs included in bricks & mortar retail, was determined based on a FVLCD model. The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for years after the first year are forecasted at a growth rate of 2%; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate range of 14% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the group of CGUs, which did not result in an impairment (2022 - $nil).

E-commerce retail

The recoverable amount of the e-commerce aggregate group of CGUs was determined based on a FVLCD model. The recoverable amount of the e-commerce aggregated group of CGU’s was determined using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the first year are forecasted at a growth rate of 2%. Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be less than the carrying value of the group of CGUs, which resulted in an impairment of $10,292 (2022 - $45,077). The most sensitive inputs to the fair value model are the revenue growth rate.

Indefinite life intangible assets

The Company performed impairment testing over indefinite life intangible which consists of brand intangibles for its e-commerce entities. The recoverable amount was determined based on a revenue royalty rate model. Revenues and discount rate used in the models were based on the same assumptions noted above for the ecommerce retail CGU by entity and royalty rates ranging from 0.6% - 5.8%.

	Impairment loss
Brands	2023	2022
	$	$
Blessed CBD	2,772	-
Daily High Club	33	564
DankStop	769	-
FABCBD	7,257	331
GC	749	470
Nuleaf	8,796	-
Smoke Cartel	2,881	-
Total	23,257	1,365

Finite life tangible assets

For the year-ended October 31, 2023, the Company performed indicator assessments over CGUs with property and equipment, right-of-use assets, and finite intangible assets, over all retail locations (CGUs).

The Company did not identify any indicator of potential impairment for retail location CGUs.

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

ATM Program

The Company’s 2021 ATM Program was terminated on May 22, 2023, the Company issued 843,537 Common Shares for aggregate gross proceeds of 1,894 over the TSXV or Nasdaq. During the same time frame in 2022 the Company issued 1,758,167 Common Shares for aggregate gross proceeds to the Company of $8,807 pursuant to the 2021 ATM Program.

Effective August 31, 2023, the Company has launched an offering of the 2023 ATM program to raise up to an additional $30,000 in capital to replace the previous ATM program. The Company issued 212,324 Common Shares for aggregate gross proceeds to the Company of $550 pursuant to 2023 ATM program.

The Company intends to use the net proceeds of the 2023 ATM Program, if any, and at the discretion of the Company, to fund strategic initiatives it is currently developing, to support the growth and development of the Company’s existing operations, funding future acquisitions as well as working capital and general corporate purposes.

Common Shares issued pursuant to the 2023 ATM Program will be issued pursuant to the 2023 ATM Prospectus Supplement to the Canadian Shelf Prospectus and U.S. Prospectus Supplement. The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR+ at www.sedarplus.ca, and the U.S. Prospectus Supplement, U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC’s website at www.sec.gov.

The 2023 ATM Program is effective until the earlier of (i) the date that all Common Shares available for issue under the 2023 ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the 2023 ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the 2023 ATM Program is terminated by the Company or Agents.

connectFirst Credit Facility

On August 15, 2022, the Company entered into a $19,000 demand term loan with connectFirst credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. The demand loan bears interest at the Credit Union’s prime lending rate plus 2.50% per annum and is set to mature on September 5, 2027.

The first tranche, is repayable on demand, otherwise the connectFirst Credit Facility is repaid in monthly blended payments of principal and interest of $241. Blended payments may be adjusted from time to time, if necessary, based on connectFirst’s prime lending rate, the principal outstanding and amortization period remaining. On October 7, 2022, the Company received the inflow of funds for the first tranche. The purpose of the first tranche was to pay outstanding loans.

The second tranche is also repayable on demand, otherwise the connectFirst Credit Facility is repaid in monthly blended payments of principal and interest of $147. Blended payments may be adjusted from time to time, if necessary, on the basis of connectFirst prime lending rate, the principal outstanding and the amortization period remaining. On October 25, 2022, the Company received the inflow of funds for the second tranche Interest rate and terms (60 months) are the same as the first tranche. However, the purpose of the second tranche is to finance working capital and set up new organic stores.

In connection with the connectFirst Credit Facility, the Company provided:

a)	A general security agreement comprising a first charge security interest over all present and after acquired personal property, registered at Personal Property Registry and provided an unlimited guarantee and postponement of claim granted by Canna Cabana (including supporting corporate documents);
b)	A general security agreement comprising a first charge security interest over all present and after-acquired personal property, registered at Personal Property Registry and provided an unlimited guarantee and postponement of claim granted by Meta Growth (including supporting corporate documents);

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

c)	A general security agreement comprising a first charge security interest over all present and after-acquired personal property, registered at Personal Property Registry and provided an unlimited guarantee and postponement of claim granted by 2680495 Ontario Inc. (including supporting corporate documents);
d)	A general security agreement comprising a first charge security interest over all present and after-acquired personal property, registered at Personal Property Registry and provided an unlimited guarantee and postponement of claim granted by Valiant Distributions (including supporting corporate documents); and
e)	A general security agreement comprising a first charge security interest over all present and after-acquired personal property, registered at the Personal Property Registry.

Covenants attached to the loan:

a)	The Company’s debt service coverage ratio shall be not less than 1.40:1, to be tested at the end of each fiscal quarter of the Company based on a trailing four-quarters basis using consolidated financial statements. As of October 31, 2023, the Company was in compliance with the debt service coverage ratio.
b)	The Company shall at all times maintain in the Company’s account with connectFirst the greater of $7,500 and 50% of the aggregate debt of the Company to connectFirst. A five-business day cure period is permitted. Included in the Cash and cash equivalents is $8,197 held in the Company’s account with connectFirst.
c)	The Company shall at all times maintain a current ratio of not less than 1.25:1, to be tested monthly using consolidated financial statements. As at October 31, 2023, the Company was in compliance with the current ratio.
d)	The Company shall at all times maintain a funded debt to EBITDA ratio of not more than 3:1, to be tested quarterly on a consolidated basis beginning January 31, 2023. As of October 31, 2023, the Company was in compliance with the funded debt to EBITDA ratio.

As of October 31, 2023, the Company has met all the covenants attached to the loan.

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Segment Operations:

Segments are identified by management based on the allocation of resources, which is done on a basis of selling channel rather than by legal entity. As such, the Company has established three main segments, Retail, Wholesale and Corporate segment. The reportable segments are managed separately because of the unique characteristics and requirements of each business.

The following is a representation of these operational segments.

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the year ended October 31,	2023	2022	2023	2022	2023	2022	2023	2022
	$	$	$	$	$	$	$	$

Total revenue	485,565	352,458	1,687	4,272	417	122	487,669	356,852
Gross profit	131,788	99,454	(882)	1,379	408	119	131,314	100,952
Loss from operations	(9,559)	(47,010)	(4,678)	(1,667)	(27,188)	(23,633)	(41,425)	(72,310)

As at October 31,
Current assets	48,789	32,672	5,747	11,703	14,109	19,685	68,645	64,060
Current liabilities	22,459	29,594	1,321	2,599	34,357	27,748	58,137	59,941

The geographical markets represent the performance based on the geographical locations of the customers who have contributed to the revenue.

The following is a representation of these geographical markets:

	Canada	Canada	USA	USA	International	International	Total	Total
For the year ended October 31,	2023	2022	2023	2022	2023	2022	2023	2022
	$	$	$	$	$	$	$	$

Total revenue	431,694	290,437	52,780	59,870	3,195	6,545	487,669	356,852
Gross profit	104,827	66,997	24,576	29,724	1,911	4,231	131,314	100,952
(Loss) income from operations	(8,659)	(28,833)	(30,137)	(46,527)	(2,629)	3,050	(41,425)	(72,310)

As at October 31,
Current assets	55,787	43,786	11,386	18,482	1,472	1,791	68,645	64,060
Non-current assets	126,579	139,854	34,006	58,765	4,171	12,064	164,756	210,683
Current liabilities	50,968	37,064	5,958	20,947	1,211	1,930	58,137	59,941
Non-current liabilities	37,308	48,861	3,814	3,908	475	—	41,598	52,769

12

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Performance by Segment:

Retail segment performance

				Year ended October 31
	2023	2022	Change	2023	2022	Change
	$	$	∆	$	$	∆
Revenue	127,156	107,079	19%	485,565	352,458	38%
Cost of good sold	(93,525)	(78,219)	20%	(353,777)	(253,004)	40%
Gross profit	33,631	28,860	17%	131,788	99,454	33%
Gross profit margin	26%	27%	(1%)	27%	28%	(1%)
Operating expenses	(60,478)	(75,810)	(20%)	(141,347)	(146,464)	(3%)
(Loss) income from operations	(26,847)	(46,950)	(43%)	(9,559)	(47,010)	(80%)

The Company’s Retail segment demonstrated significant sales growth with an increased revenue by 38% to $485,565 for the year ended October 31, 2023 compared to the prior year 2022 ($352,458). Revenue growth is primarily attributable to continued same-store sales growth, the Company’s shift in the retail pricing strategy, organic growth within the existing stores as well as the addition of Jimmy’s Cannabis, and the build of new stores.

For the year ended October 31, 2023, the Company recognized $26,250 in revenue generated from its proprietary data analytics service, named ‘Cabanalytics Business Data and Insights Platform’, which is 15% higher than the 2022 ($23,400). The Cabanalytics Business Data and Insights Platform provides subscribers with a monthly report of anonymized consumer purchase data, in order to assist them with forecasting and planning their future product decisions and implementing appropriate marketing initiatives.

Gross profit for the year ended October 31, 2023, increased by 33% and the gross profit margin decreased by 1% to 27% where as 28% was realized in the year 2022. The slight decrease in the gross profit margin was due to a decrease in volume of in the e-commerce businesses which have higher margins compared to the bricks & mortar Retail segment.

For the year ended October 31, 2023, the Retail segment realized an income from operations of $20,667 excluding impairment loss ($32,761) compared to income from operations of $1,671, excluding impairment loss ($48,681), for the year 2022.

13

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Wholesale segment performance

	Three months ended October 31			Year ended October 31
	2023	2022	Change	2023	2022	Change
	$	$	∆	$	$	∆
Revenue	(227)	1,144	(120%)	1,687	4,272	(61%)
Cost of good sold	(593)	(510)	16%	(2,569)	(2,893)	(11%)
Gross profit (loss)	(820)	634	(229%)	(882)	1,379	(164%)
Gross profit margin	361%	55%	305%	(52%)	32%	(85%)
Operating expenses	(1,007)	(980)	3%	(3,797)	(3,046)	25%
Loss from operations	(1,827)	(346)	428%	(4,678)	(1,667)	181%

During the fourth quarter, wholesale revenue shows a reversal of revenues of $227. In the first quarter of the year, the Company recognized $710 in wholesale revenues which should have been eliminated as it related to intercompany sales. The reversal has been recognized in wholesale revenues of the fourth quarter. This revenue reversal did not have an impact in the second and the third quarter of the year.

Revenues in the Company’s Wholesale segment decreased by 61% to $1,687 for the year ended October 31, 2023 (2022: $4,272). The decrease in revenue is a result of a shift in focus to support the core Retail segment and decrease focus on third party sales which has resulted in loss from operations of $4,678 for the year ended October 31, 2023 (2022: $1,667).

Corporate segment performance

	Three months ended October 31			Year ended October 31
	2023	2022	Change	2023	2022	Change
	$	$	∆	$	$	∆
Revenue	176	25	603%	417	122	242%
Cost of good sold	(3)	(1)	213%	(9)	(3)	204%
Gross profit (loss)	173	24	620%	408	119	243%
Gross profit margin	98%	96%	2%	98%	98%	0%
Operating expenses	(5,702)	(6,644)	(14)%	(27,596)	(23,752)	16%
Loss from operations	(5,529)	(6,620)	(16)%	(27,188)	(23,633)	15%

The Corporate Segment’s main function is to administer the other two segments (Retail and Wholesale) and is responsible for the executive management and financing needs of the Company.

14

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Performance by Geographical Market:

Geographical Markets

Geographical markets represent revenue based on the geographical locations of the customers who have contributed to the revenue. The following is a representation of these geographical markets.

The following presents information related to the Company’s geographical market.

	Canada	Canada	USA	USA	International	International	Total	Total
For the year ended October 31,	2023	2022	2023	2022	2023	2022	2023	2022
	$	$	$	$	$	$	$	$

Revenue	431,694	290,437	52,780	59,870	3,195	6,545	487,669	356,852
Cost of good sold	(326,868)	(223,440)	(28,204)	(30,146)	(1,285)	(2,314)	(356,355)	(255,900)
Gross profit	104,827	66,997	24,576	29,724	1,911	4,231	131,314	100,952
Gross profit margin	24%	23%	47%	50%	60%	65%	27%	28%
Operating expenses	(113,486)	(95,830)	(54,713)	(76,251)	(4,540)	(1,181)	(172,739)	(173,262)
(Loss) income from operations	(8,659)	(28,833)	(30,137)	(46,527)	(2,629)	3,050	(41,425)	(72,310)

The Company continues to operate primarily in Canada with a focus on increasing their footprint across the Canadian provinces. During the year 2023, the Company expanded their footprint in Canada by opening 14 stores plus adding 2 stores through the acquisition of Jimmy’s Cannabis. As a result of the expansion and growth of same-store sales, revenues for the Canadian operations increased by $141,257 for the year 2023.

Operations within the US are made up of Company’s e-commerce platforms including Smoke Cartel, Grasscity, Daily High Club, DankStop, NuLeaf Naturals and FABCBD. During the year 2023, the Company has seen a decrease in revenue from these operations of $6,045 which has been attributed to consumer preferences to shop in store rather than online after the lifting of COVID-19 restrictions. The company continues to monitor the performance of their e-commerce platforms and are working on various initiatives to strengthen their performance during the year 2024. Operations within the international space are made up of the Company’s e-commerce platform Blessed, as well as international sales on the aforementioned e-commerce platforms. Within the internal CBD and accessories space, the industry has experienced significant decrease in search volume for CBD products which has impacted revenue growth leading to the decline in revenue by $3,350.

15

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Summary of Quarterly Results

	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	127,105	124,352	118,136	118,076	108,249	95,354	81,031	72,218
Adjusted EBITDA (i)	8,362	10,184	6,590	5,500	5,017	4,246	2,402	2,955
Loss from Operations	(34,204)	(657)	(2,642)	(3,922)	(53,916)	(4,670)	(7,585)	(6,139)
Net loss	(31,805)	(3,717)	(1,568)	(3,862)	(52,503)	(2,717)	(8,277)	(7,352)
Basic and diluted loss per share (ii)	(0.39)	(0.04)	(0.02)	(0.06)	(0.85)	(0.04)	(0.14)	(0.14)

(i)	Adjusted EBITDA is a not a recognized measure under IFRS, and accordingly, the Company’s use of such term may not be comparable to similarly defined measures presented by other entities. A reconciliation of the Adjusted EBITDA to Net (Loss) income is found under “EBITDA and Adjusted EBITDA of “special Financial Measures” section in this MD&A.
(ii)	Basic and diluted net loss per share for the periods Q1 2021 to Q2 2022 have been retroactively adjusted to reflect the one-to-fifteen (1:15) reverse share split of all the Company’s issued and outstanding Common Shares that was completed on May 13, 2021.

Aside from the seasonal increase in consumer spending leading up to the winter holiday period, which occurs in the first quarter of the Company’s fiscal year, quarter over quarter revenues increased as the Company aggressively expanded Canna Cabana operations and integrated the acquired businesses of Jimmy’s Cannabis during the year 2023 as well as NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Ontario Lottery Winner, Bud Heaven, Kensington, Halo Kushbar, and Choom in the year 2022 and the building of new stores.

Adjusted EBITDA increased by $30,636 for the year ended October 31, 2023 compared to the prior year as a result of an increase in revenue due to opening of new stores and organic growth, which is offset by a decrease in gross profit margin percentage in the bricks & mortar business due to a shift in retail pricing strategy which is in-line with the current market. Further impacting adjusted EBITDA is due to the acquisitions of Jimmy’s Cannabis.

16

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Specified Financial Measurements:

EBITDA and adjusted EBITDA

The Company defines EBITDA and Adjusted EBITDA as per the table below. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. The Company believes that these measures are useful financial metrics as they assist in determining the ability to generate cash from operations. Investors should be cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net earnings or cash flows as determined under IFRS. Management defines “Adjusted EBITDA” as the net (loss) income for the period, before income tax (recovery) expense, accretion and interest expense, depreciation and amortization, and adjusted for foreign exchange (gain) losses, transaction and acquisition costs, (gain) loss on revaluation of put option liability, (gain) loss on extinguishment of debenture, impairment loss, share-based compensation, (gain) loss on revaluation of marketable securities and (gain) loss on extinguishment of financial liability.

The reconciling items between net earnings, EBITDA, and Adjusted EBITDA are as follows:

	2023				2022
	Q4	Q3(i)	Q2	Q1	Q4	Q3	Q2	Q1
Net loss	(31,805)	(3,717)	(1,568)	(3,862)	(52,503)	(2,717)	(8,277)	(7,352)
Income tax expense (recovery)	(4,571)	204	(2,041)	(1,236)	(1,782)	731	(800)	(1,064)
Accretion and interest	1,632	1,931	1,759	1,814	782	1,470	1,541	1,551
Depreciation and amortization	8,583	8,493	7,699	7,986	8,249	7,182	7,627	7,111
EBITDA	(26,161)	6,911	5,849	4,702	(45,254)	6,666	91	246
Foreign exchange loss (gain)	(152)	31	2	(15)	(14)	120	107	97
Transaction and acquisition costs	691	801	435	664	2,444	1,014	669	909
(Gain) loss revaluation of put option liability	544	73	(1,288)	(1,261)	(3,166)	(6,078)	(728)	(525)
Other losses	37	18	-
Loss (gain) on extinguishment of debenture	-	-	-	-	609	(140)	(133)	18
Impairment loss	34,265	-	-	-	48,592	-	-	89
Share-based compensation	(284)	2,350	1,532	1,436	2,091	1,734	2,353	1,902
(Gain) loss on revaluation of marketable securities	(13)	-	(19)	(8)	81	146	43	219
(Gain) loss on revaluation of debenture	(505)
(Gain) loss on extinguishment of financial liability	(60)	-	78	(18)	(366)	784	-	-
Adjusted EBITDA	8,362	10,184	6,590	5,500	5,017	4,246	2,402	2,955

(i)	Q3 2023 includes a one-time benefit of $2,413 in gross margin and Adjusted EBITDA related to Manitoba’s removal of its SRF retroactive to January 1, 2022. Incorporating this item, Adjusted EBITDA would have been $7,710.

Free Cash flows

	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Operating cashflow	9,637	7,545	1,365	2,114
Sustaining capex	(1,080)	(705)	(625)	(246)
Lease liability payments	(2,870)	(2,789)	(2,691)	(2,715)
Free cashflow	5,687	4,051	(1,951)	(847)

The Company defines free cashflow as net cash provided by operating activities, minus sustaining capex, minus lease liability payments. Sustaining Capex is defined as leasehold improvements and maintenance spend required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the consolidated statement of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS.

17

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Total expenses and (loss)/income from operations excluding impairment loss

The Company defines total expenses and (loss)/income from operations excluding impairment loss as per the table below. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. The Company believes that these measures are useful financial metrics as they assist in determining the ability to generate cash from operations. Investors should be cautioned that total expenses and (loss) income from operations should not be construed as an alternative to net earnings or cash flows as determined under IFRS. Management defines “total expenses and (loss)/income from operations” as the total expenses for the period before impairment loss and (loss)/income from operations before impairment loss.

The reconciling items between total expenses and (loss) income from operations:

	2023					2022
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Total operating expenses	(172,739)	(67,188)	(35,241)	(34,211)	(36,098)	(173,262)	(83,828)	(30,431)	(29,873)	(29,130)
Impairment loss	(34,265)	(34,265)	-	-	-	(48,681)	(48,592)	-	-	(89)
Total expense excluding impairment loss	(138,473)	(32,924)	(35,241)	(34,211)	(36,098)	(124,581)	(35,236)	(30,431)	(29,873)	(29,041)

	2023					2022
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
(Loss)/income from operations	(41,425)	(34,204)	(657)	(2,642)	(3,922)	(72,310)	(53,916)	(4,670)	(7,578)	(6,146)
Impairment loss	(34,265)	(34,265)	-	-	-	(48,681)	(48,592)	-	-	(89)
(Loss)/income from operations excluding impairment loss	(7,160)	61	(657)	(2,642)	(3,922)	(23,629)	(5,324)	(4,670)	(7,578)	(6,057)

18

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Financial Position, Liquidity and Capital Resources

Assets

As of October 31, 2023, the Company had a cash balance of $30,121 (2022: $25,084).

Working capital including cash as of October 31, 2023, was a surplus of $10,508 (2022: surplus $4,119). Working capital is a non-IFRS measure and is calculated as the difference between total current assets and total current liabilities. The change is mainly due to decrease in accounts payables as well as the connectFirst Credit Facility, and proceeds from the 2021/2023 ATM Program. These transactions provide the Company enough liquidity for its working capital needs.

Total assets of the Company were $233,401 on October 31, 2023, compared to $274,743 on October 31, 2022.

Liabilities

Total liabilities decreased to $99,735 as at October 31, 2023, compared to $112,710 as at October 31, 2022, primarily due to a decrease in accounts payable and accrued liabilities, the settlement of FABCBD put option, and a reduction in deferred income tax liability.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at the date of this MD&A:

Securities (i)	Units Outstanding (ii)
Common shares	75,299,147
Warrants	51,266,522
Stock options	4,590,980
RSUs	486,335
(i)	Refer to the Financial Statements for a detailed description of these securities.
(ii)	Securities outstanding are shown on post-consolidation basis. In connection with listing on the Nasdaq, on May 14, 2021, the Company underwent a 15:1 consolidation.

Cash Flows

During the year ended 2023, the Company had an overall increase in cash of $5,037 and cash equivalents to $30,121 (2022: $25,084).

Total cash provided by operating activities was $20,661 for the year ended October 31, 2023 (2022: $4,495 cash provided by operating activities). The increase   in operating cash inflows is primarily driven by the continued increase in same-store sales, increase in revenue due to the Company’s     Retail segment’s shift in the retail pricing strategy, organic growth of the current stores, revenue generating due to the acquisitions of Jimmy’s Cannabis, the building of new stores in the period, and gross margin improvements within the bricks & mortar locations.

Cash used in investing activities was $5,716 (2022: cash used in ($8,592) due to the purchase of property,plant and equipment relating to newly constructed stores. Cash used in financing activities was $9,262 (2022: cash provided by $15,167) due to the repayment of long term debt offset by the 2021/2023 ATM programs.

19

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Liquidity

On August 15, 2022, the Company entered into a $19,000 demand term loan with connectFirst Credit Union (the “Credit Facility”) with the first tranche, $12,100, available in a single advance, and the second tranche, $6,900, available in multiple draws subject to certain pre-disbursement conditions. The demand loan bears interest at connectFirst’s prime lending rate plus 2.50% per annum and matures on September 5, 2027.

The first tranche is repaid in monthly blended payments of principal and interest of $241. Blended payments may be adjusted from time to time, if necessary, based on connectFirst’s prime lending rate, the principal outstanding, and amortization period remaining. On October 7, 2022, the Company received the inflow of funds for the first tranche.

The second tranche is repaid in monthly blended payments of principal and interest of $147. Blended payments may be adjusted from time to time, if necessary, based on connectFirst’s prime lending rate, the principal outstanding and amortization period remaining. On October 25, 2022, the Company received the inflow of funds for the second tranche.

Capital Management

The Company’s objectives when managing capital resources are to:

I.	Explore profitable growth opportunities.
II.	Deploy capital to provide an appropriate return on investment for shareholders.
III.	Maintain financial flexibility to preserve the ability to meet financial obligations; and
IV.	Maintain a capital structure that provides financial flexibility to execute strategic opportunities.

The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board does not establish quantitative return on capital criteria for Management, but rather promotes year-over-year sustainable profitable growth. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash-on-hand and financings as required.

Off Balance Sheet Transactions

The Company does not have any financial arrangements that are excluded from the Financial Statements as of October 31, 2023, and October 31, 2022 nor are any such arrangements outstanding as of the date of this MD&A.

Transactions Between Related Parties:

As at October 31, 2023, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Operational transactions

An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company.

20

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Financing transactions

On July 22, 2022, the Company issued, on a bought deal basis post-consolidation, 4,956,960 units of the Company at a price of $2.32 per unit post-consolidation. The corporate secretary of the Company, collectively participated in the offering and acquired an aggregate of 130,800 units post-consolidation.

On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. To facilitate the credit facility, the president and CEO of the company provided limited Recourse Guarantee against $5,000 worth of High Tide Inc. shares held by the CEO, and affiliates, to be pledged in favor of the Credit Union until the earlier of:

(i)	12 months following initial funding, provided all covenants of High Tide Inc. are in good standing; and

(ii)	The CEO no longer being an officer of High Tide Inc.

The parties agree that this Personal Guarantee will only be available after all collection efforts against High Tide Inc. have been exhausted, including the sale of High Tide Inc.

On November 8, 2023, the Company re-negotiated its convertible debenture and repaid $5,025 by issuing 2,491,345 common shares. On December 30, 2023, the company made a cash payment of $2,792 and the remaining balance of $1,041 will be repaid on July 1, 2024.

Key management personnel

Key management personnel is comprised of Company’s Executive Team and Board. Key management compensation for the years ended October 31, 2023 are as follows:

	2023	2022
	$	$
Short-term compensation	2,896	2,408
Share-based compensation	2,452	1,479
Total	5,348	3,887

Financial Instruments:

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, interest and market risk due to holding certain financial instruments. This note presents information about changes to the Company’s exposure to each of these risks, its objectives, policies, and processes for measuring and managing risk, and its management of capital during the year. Further quantitative disclosure is included throughout these consolidated financial statements. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior management in conjunction with the Board of Directors.

21

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Fair value

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

(i)	Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities;
(ii)	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
(iii)	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company assessed that the fair values of cash and cash equivalents, accounts receivable, loans receivable, accounts payable and accrued liabilities, and other current liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.The following methods and assumptions were used to estimate the fair value:

(i)	Marketable securities are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
(ii)	The Convertible debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The convertible debentures are initially measured at amortized cost and subsequently valued at FVTPL. After initial recognition, the convertible debentures are carried at amortized cost. At each reporting period accretion incurred in the period is recorded to transaction costs on the consolidated statement of loss and comprehensive loss.

Credit risk

Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. The maximum exposure to credit risk is equal to the carrying value (net of allowances) of the financial assets. The objective of managing credit risk is to prevent losses on financial assets. The Company assesses the credit quality of counterparties, considering their financial position, past experience, and other factors. Cash and cash equivalents consist of bank balances. Credit risk associated with cash is minimized substantially by ensuring that these financial assets are held in highly rated financial institutions. The Company holds all cash and cash equivalents with large commercial banks or credit unions, which minimizes credit risk. The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss. The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at October 31	2023	2022
	$	$
Current (for less than 30 days)	2,449	5,435
31 – 60 days	1,234	420
61 – 90 days	934	568
Greater than 90 days	3,390	2,148
Less allowance	(536)	(655)
	7,471	7,916

22

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Accounts receivable consist primarily of accounts receivable from invoicing for products and services rendered. The Company’s credit risk arises from the possibility that a customer which owes the Company money is unable or unwilling to meet its obligations in accordance with the terms and conditions in the contracts with the Company, which would result in a financial loss for the Company. This risk is mitigated through established credit management techniques, including monitoring customer’s creditworthiness, setting exposure limits and monitoring exposure against these customer credit limits.

For the year ended October 31 2023, the Company received $2,554 subsequent to year end which was outstanding greater than 90 days as of October 31, 2023.

For the year ended October 31, 2023, $1,102 in trade receivables were written off against the loss allowance due to bad debts (year ended October 31, 2022 – $142). Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables. The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions. For the year ended October 31, 2023, management reviewed the estimates and have created an additional loss allowance on trade receivables as a result of changes in market conditions, in addition to an increase in account receivable balance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company generally relies on funds generated from operations, equity and debt financing to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. The Company’s ability to manage its liquidity risk going forward will require some or all of the following: the ability to generate positive cash flows from operations and to secure capital or credit facilities on reasonable terms. Maturities of the Company’s financial liabilities are as follows:

October 31, 2023	Contractual cash flows	Less than one year	1-3 years	4-5 years	Greater than 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	20,902	20,902	-	-	-
Notes payable	12,644	137	12,428	-	79
Interest bearing loans and borrowings	16,141	16,141	-	-	-
Put option liability	3,675	3,675	-	-	-
Convertible debentures	8,708	8,708	-	-	-
Undiscounted lease obligations	39,333	9,627	14,747	9,333	5,626
Total	101,403	59,190	27,175	9,333	5,705

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with variable interest rates.

23

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

At October 31, 2023, approximately 45% of the Company’s borrowings are at a fixed rate of interest (2022: 58%).

Assuming all other variables remain constant, a fluctuation of +/- 1.0 percent in the interest rate would impact the interest payment by approximately +/- $161.

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates. The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at October 31, 2023 was as follows:

As at October 31	2023	2023	2023	2023	2022
(Canadian dollar equivalent amounts of GBP, EUR and USD balances)	(GBP)	(EUR)	(USD)	Total	Total
	$	$	$	$	$
Cash	909	322	2,888	4,119	4,391
Accounts receivable	363	68	553	984	1,754
Accounts payable and accrued liabilities	(637)	(682)	(4,547)	(5,866)	(11,542)
Net monetary assets	635	(292)	(1,106)	(763)	(5,397)

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between the United States dollar and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $55 (October 31, 2022 - $34). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the Euro and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $15 (October 31, 2022 - $38), and a fluctuation of +/- 5.0 percent in the exchange rate between the GBP and Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $32 (October 31, 2022 - $42). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

Significant accounting judgement, estimates and assumptions

Use of significant estimates & accounting judgements

The preparation of the financial information, management is required to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, and shareholders’ equity at the reporting date which impacts revenues and expenses disclosed during the year 2023. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

A.	Use of significant estimates

Significant accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate or assumption is made. Significant accounting estimates are also those that could potentially have a material impact on the Company’s financial results where a different estimate or assumption is used. The significant areas of estimation uncertainty are:

24

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Expected credit losses

The Company’s trade receivables are typically short-term in nature and the Company recognizes an amount equal to the lifetime expected credit losses (“ECL”). The Company measures lifetime ECLs based on historical experience and including forecasted economic conditions. The amount of ECLs is sensitive to changes in circumstances of forecast economic conditions.

Inventory valuation

Inventory is carried at the lower of cost and net realizable value; in estimating net realizable value, the Company makes estimates related to obsolescence, future selling prices, seasonality, customer behavior, and fluctuations in inventory levels.

Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities such as intangible assets and goodwill. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management develop the fair value, using valuation techniques, which are generally based on a forecast of the total expected future cash flows. The valuations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. When provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for up to one year from the acquisition date.

Taxation

The calculations for current and deferred taxes require management’s interpretation of tax regulations and legislation in the various tax jurisdictions in which the Company operates, which are subject to change. The measurement of deferred tax assets and liabilities requires estimates of the timing of the reversal of temporary differences identified and management’s assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income before they expire, which involves estimating future taxable income.

The Company is subject to assessments by various taxation authorities in the tax jurisdictions in which it operates, and these taxation authorities may interpret the tax legislation and regulations differently. In addition, the calculation of income taxes involves many complex factors. As such, income taxes are subject to measurement uncertainty and actual amounts of taxes may vary from the estimates made by management.

Deferred tax assets

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable income in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Impairments

The recoverable amounts of a Cash Generating Unit (“CGU”) and individual assets have been determined as the higher of the CGU or the asset’s fair value less costs to sell and its value in use. These calculations require the use of estimates and assumptions and are subject to changes, as new information becomes available including information on the likelihood of obtaining future licences, total addressable market, market share escalation factor, gross margin escalation factor, terminal multiple and discount rates. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGU’s.

25

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

B.	Judgements

Judgement is used in situations when there is a choice and/or assessment required by management. The following are critical judgements apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have a significant effect on the amounts recognized in the consolidated financial statements.

Determination of CGUs

For the purposes of assessing impairment of non-financial assets, the Company must determine CGUs. Assets are allocated to CGUs based on the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Determination of what constitutes a CGU is subject to management judgement. The asset composition of a CGU can directly impact the recoverability of assets included within the CGU. The determination of the Company’s CGUs was based on management’s judgement in regards to the generation of cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU. For the Company, store level for bricks and mortar retail sales and subsidiaries for e-commerce.

For the purposes of assessing impairment for goodwill, the Company groups CGUs on the basis of which CGUs utilize and benefit from the goodwill acquired in the business combinations.  For the Company, this includes all bricks & mortar retail as one CGU and subsidiaries for e-commerce as one CGU.

Estimated useful lives, residual values and depreciation of property and equipment

Depreciation of property and equipment is dependent upon estimates of useful lives and residual values, which are determined through the exercise of judgement.

Estimated useful lives of intangibles

Amortization of intangible assets is dependent upon estimates of useful lives, lease terms and residual values which are determined through the exercise of judgement.

Fair value of financial instruments

The individual fair values attributed to different components of a financing transaction are determined using valuation techniques.  The Company uses judgement to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine; (a) the values attributable to each component of a transaction at the time of their issuance; (b) the fair value measurement for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost.  These valuation estimates could be significantly different because of the use of judgement and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Consolidation

The determination of which entities require consolidation is subject to management judgement regarding levels of control, assumptions of risk and other factors that may ultimately include or exclude an entity from the classification of a subsidiary or other entity requiring consolidation.

Contingencies

Management uses judgement to assess the existence of contingencies. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. Management also uses judgement to assess the likelihood of the occurrence of one or more future events.

26

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting:

The Chief Executive Officer and Chief Financial Officer of the Company have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to Management, including its Chief Executive Officer and Chief Financial Officer, in a timely manner.  Under the supervision and with the participation of Management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Canada by NI 52-109 and in the United States by the rules adopted by the SEC).  In addition, the Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were ineffective due to the material weakness identified in our internal control over financial reporting, as further described below.

In accordance with the provisions under NI 52-109, and consistent with SEC-related guidance, the Company has limited the scope of the evaluation to exclude controls, policies and procedures over entities acquired by the Company not more than 365 days before the end of financial period. Jimmy’s Cannabis Company was acquired during the period ended October 31, 2023, on a combined basis represented approximately 3% of the Company’s total assets and less than 1% of the Company’s total revenues as of and for the period ended October 31, 2023.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of October 31, 2023, based on the criteria set forth in Internal Control – Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, Management has concluded that our internal control over financial reporting was not effective as of October 31, 2023, due to material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  Management identified the following internal control deficiencies that constitute material weaknesses in the Company’s ICFR as of October 31, 2023.

Due to the significant and rapid growth experienced in the fiscal year ended October 31, 2022, the Company did not effectively design, implement, and operate effective process-level control activities related to various processes or engage an adequate number of accounting personnel with the appropriate technical training in, and experience with IFRS to allow for a detailed review of significant and non-routine accounting transactions that would identify errors in a timely manner, including business combinations, impairment testing and financing arrangements. For the year ended October 31, 2023, the Company attempted to remediate this weakness by investing in qualified finance professionals with adequate experience to support in designing and implementing a control environment that can identify and prevent material misstatements in a timely manner. As of October 31, 2023, the material weakness continues to exist. While the Company has made strides in improving the controls surrounding financial reporting of significant and non-routine transactions, it has not had sufficient time to properly assess the design and implementation and test the operating effectiveness of the controls necessary to remediate the material weakness.

In addition, as previously disclosed in its Management’s discussion and analysis for the fourth quarter of fiscal 2021, the internal controls over accounting for income taxes, including the income tax provision, deferred tax assets and liabilities and related disclosures were not effective. The Company identified a material weakness in the accounting for income taxes, including the income tax provision, deferred tax liabilities and related disclosures. Specifically, the Company did not design effective internal controls over

27

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

income taxes which resulted in adjustments to the income tax provision and deferred tax assets and liabilities in the audited consolidated financial statements of the Company for the year then ended. Through fiscal 2022 and fiscal 2023, the Company has taken action to remediate the material weakness. Progress to date includes engagement of a third-party experienced tax accounting resource, as well as the strengthening of internal tax personnel with the skills, training, and knowledge to assist in the review of more technical tax matters and to assist in preparing the income tax provision, deferred tax liabilities and related disclosures for each period.  As of October 31, 2023, the material weakness continues to exist. While the Company has made strides in improving the controls surrounding the income tax provision and the deferred tax assets and liabilities process, it has not had time to properly assess the design and implementation and test the operating effectiveness of the controls necessary to remediate the material weakness.

28

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Cautionary Note Regarding Forward-Looking Information:

Certain statements contained in this MD&A, and in the documents incorporated by reference in this MD&A, constitute “forward-looking information” and “forward-looking statements” (together “forward-looking statements”) within the meaning of Applicable Securities Laws and are based on assumptions, expectations, estimates and projections as at the date of this MD&A. Forward-looking statements relate to future events or future performance and reflect Management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”,  “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements  that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.

Forward-looking statements in this MD&A herein include, but are not limited to, statements with respect to:

●	the Business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation proposed acquisitions);
●	the Company’s future growth prospects and intentions to pursue one or more viable Business opportunities;
●	the development of the Business and future activities following the date of this MD&A;
●	expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations;
●	expectations with respect to economic, Business, regulatory and/or competitive factors related to the Company or the cannabis industry generally;
●	the impact of COVID-19 on the Company’s current and future operations;
●	the market for the Company’s current and proposed product offerings, as well as the Company’s ability to capture market share;
●	the Company’s strategic investments and capital expenditures, and related benefits;
●	the distribution methods expected to be used by the Company to deliver its product offerings;
●	same-store sales and consolidated gross margins continuing to increase in the first fiscal quarter of 2024 and beyond;
●	the competitive landscape within which the Company operates and the Company’s market share or reach;
●	the performance of Business operations and activities of the Company;
●	the number of additional cannabis retail store locations the Company proposes to add to its Business, with Ontario representing the lion’s share of the increase;
●	the Company’s ability to obtain, maintain, and renew or extend, applicable Authorizations, including the timing and impact of the receipt thereof;
●	the realization of cost savings, synergies or benefits from the Company’s recent and proposed acquisitions, and the Company’s ability to successfully integrate the operations of any business acquired within the Business;
●	the Company’s intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures;
●	the anticipated sales from continuing operations for the fiscal year ending October 31, 2024;
●	the intention of the Company to complete the ATM Program and any additional offering of securities of the Company and the aggregate amount of the total proceeds that the Company will receive pursuant to the 2023 ATM Program, connectFirst Credit Facility and/or any future offering;
●	the Company’s expected use of the net proceeds from the 2023 ATM Program, connectFirst Credit Facility and/or any future offering;
●	the anticipated effects of the 2023 ATM Program and connectFirst Credit Facility and/or any future offering on the Business and operations of the Company;
●	the listing of Common Shares offered in the ATM Program and/or any future offering;
●	the Company deploying Fastendr™ technology across the Company’s retail stores upon the timelines disclosed herein, including licensing this technology towards the end of 2023;
●	the Company’s ability to generate cash flow from operations and from financing activities;
●	the Company continuing to increase its revenue through the first fiscal quarter of 2024, and the remainder of the year;

29

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

●	the Company continuing to integrate and expand its CBD brands;
●	Cabana Club and Cabana ELITE loyalty programs membership continuing to increase; and
●	the Company hitting its forecasted revenue and sales projections for the first quarter of 2024.

Forward-looking statements are subject to certain risks and uncertainties. Although Management believes that the expectations reflected in these forward-looking statements are reasonable in light of, among other things, its perception of trends, current conditions and expected developments, as well as other factors that Management believes to be relevant and reasonable in the circumstances at the date that such statements are made, readers are cautioned not to place undue reliance on forward-looking statements, as forward-looking statements may prove to be incorrect. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements. Importantly, forward-looking statements contained in this MD&A and in documents incorporated by reference are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, the assumptions that:

●	current and future members of Management will abide by the Business objectives and strategies from time to time established by the Company;
●	the Company will retain and supplement its Board and Management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate;
●	the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its Business and operations;
●	the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be;
●	no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts Business and any other jurisdiction in which the Company may conduct Business in the future;
●	the Company will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products;
●	the Company will be able to execute on its Business strategy as anticipated;
●	the Company will be able to meet the requirements necessary to obtain and/or maintain Authorizations required to conduct the Business;
●	general economic, financial, market, regulatory, and political conditions, including the impact of COVID-19, will not negatively affect the Company or its Business;
●	the Company will be able to successfully compete in the cannabis industry;
●	cannabis prices will not decline materially;
●	the Company will be able to effectively manage anticipated and unanticipated costs;
●	the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws;
●	the Company will be able to conduct its operations in a safe, efficient and effective manner;
●	general market conditions will be favourable with respect to the Company’s future plans and goals;
●	the Company will complete the 2024 ATM Program;
●	the Company’s will use of the net proceeds from the 2024 ATM Program, connectFirst Credit Facility and/or any future offering as outlined;
●	the Company will list the Common Shares offered in the ATM Program and/or any future offering;
●	the 2023 ATM Program and connectFirst Credit Facility and/or any future offering will have the anticipated effects on the Business and operations of the Company;
●	the Company will reach the anticipated sales from continuing operations for the financial year ending October 31, 2024;
●	the Company will complete its proposed acquisitions;
●	same-store sales and consolidated gross margins will continue to increase in the first fiscal quarter of 2023 and beyond;
●	the Company will make meaningful increases to its revenue profile;
●	the Company will continue to increase its revenue through the first fiscal quarter of 2024, and the remainder of the year;

30

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

●	the Company will hit its forecasted revenue and sales projections for the first fiscal quarter of 2024;
●	the Company will deploy Fastendr™ technology across the Company’s retail stores upon the timelines disclosed herein and license this technology;
●	the Company will add the additional cannabis retail store locations to the Business, and remain on a positive growth trajectory;
●	the Company will complete the development of its cannabis retail stores;
●	the Company will continue to integrate and expand its CBD brands; and
●	Cabana Club and Cabana ELITE loyalty programs membership will continue to increase.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Management believes that the expectations reflected in, and assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. New factors emerge from time to time, and it is not possible for Management to predict all of those factors or to assess in advance the impact of each such factor on the Business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Some of the risks that could cause results to differ materially from those expressed in forward-looking statements in this MD&A and in documents incorporated by reference herein include:

●	the Company’s inability to attract and retain qualified members of Management to grow the Business and its operations;
●	unanticipated changes in economic and market conditions (including changes resulting from COVID-19) or in applicable laws;
●	the impact of the publications of inaccurate or unfavourable research by securities analysts or other first parties;
●	the Company’s failure to complete future acquisitions or enter into strategic Business relationships;
●	interruptions or shortages in the supply of cannabis from time to time available to support the Company’s operations from time to time;
●	unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its Business and operations, including the Company’s inability to respond or adapt to such changes;
●	the Company’s inability to secure or maintain favourable lease arrangements or the required Authorizations necessary to conduct the Business and operations and meet its targets;
●	the Company’s inability to secure desirable retail cannabis store locations on favourable terms;
●	the Company will be unable to add any additional cannabis retail store locations to its Business;
●	risks relating to projections of the Company’s operations;
●	the Company’s inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company;
●	the Company will not reach the anticipated sales from continuing operations for the financial year ending October 31, 2023;
●	the Company will not complete the ATM Program;
●	the Company’s inability to list the Common Shares offered in the ATM Program and/or any future offering;
●	the Company’s failure to utilize the use of proceeds from the ATM Program, connectFirst Credit Facility and/or any future offering as expected;
●	the ATM Program and connectFirst Credit Facility and/or any future offering will not have the anticipated effects on the Business and operations of the Company;
●	the Company inability to complete its proposed acquisitions;
●	same-store sales and/or consolidated gross margins will not increase, but decease and/or plateau;
●	the Company will not hit its forecasted revenue and sales projections for the first fiscal quarter of 2023;
●	Cabana Club and/or Cabana ELITE loyalty programs membership will decrease and/or plateau;
●	the Company will be unable to deploy Fastendr™ technology across the Company’s retail stores or upon on the timelines anticipated and will not be able to license this technology;
●	the Company will be unable to increase its revenue through the first fiscal quarter of 2023, and the remainder of the year, but that it will decease and/or plateau;
●	the Company will be unable to continue to integrate and expand its CBD brands;
●	the Company will be unable to complete the development of any or all of its cannabis retail stores;

31

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

●	risks surrounding the legality of Delta-8 derived from hemp;
●	risks surrounding the uncertainty and legality of Delta-8 and Delta-9 state to state;
●	risk that the DEA could consider the Company’s Delta-8 products an illegal controlled substance under the CSA or Federal Analogue Act in the United States;
●	risk that that state or federal regulators or law enforcement could take the position that the Delta-8 and Delta-9 products and/or this in-process hemp extract are/is a Schedule I controlled substance in violation of the CSA and similar state laws;
●	risk that the Company’s Delta-9 products could be considered by state law enforcement and state regulators to be marijuana illegal under state laws criminalizing the possession, distribution, trafficking and sale of marijuana;
●	risks surrounding the sale of Hemp seeds;
●	risk that should the Company become subject to enforcement action by federal or state agencies, the Company could: (i) be forced to stop offering some or all of it Delta-8 and Delta-9 products or stop all Business operations, (ii) be subject to other civil or criminal sanctions and/or (iii) be required to defend against such enforcement and if unsuccessful could cause the Company to cease its operations; and
●	risk that enforcement or regulatory action at the United States federal and/or state level could adversely impact the listings of the Common Shares on the TSXV and Nasdaq.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of that date of this document and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to Applicable Securities Laws.

In particular, this MD&A contains forward-looking statements pertaining, without limitation, to the following: changes in general and administrative expenses; future Business operations and activities and the timing thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company; and its ability to fund its working capital requirements and forecasted capital expenditures.

These forward-looking statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: counterparty credit risk; access to capital; limitations on insurance; changes in environmental or legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under “Financial Instruments” and “Risk Assessment” in this MD&A.

Cautionary Note Regarding FOFI:

This MD&A, and documents incorporated by reference herein, may contain FOFI within the meaning of Applicable Securities Laws and analogous U.S. securities Laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by Management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading “Cautionary Note Regarding Forward-Looking Information” and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this MD&A, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Company’s products, (ii) the future market demand and

32

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

trends within the jurisdictions in which the Company may from time to time conduct the Business, (iii) the Company’s ongoing inventory levels, and operating cost estimates, and (iv) the Company’s net proceeds from the ATM Program and connectFirst Credit Facility. The FOFI or financial outlook contained in MD&A, and in documents incorporated by reference herein do not purport to present the Company’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading “Risk Assessment”, FOFI or financial outlook within this MD&A, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this MD&A, and in documents incorporated by reference herein. Except as required by Applicable Securities Laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

Non-IFRS Financial Measures

Throughout this MD&A, references are made to non-IFRS financial measures, including operating expenses and loss from operation excluding impairment loss, EBITDA and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core Business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Risk Assessment

Management defines risk as the evaluation of probability that an event might happen in the future that could negatively affect the financial condition, results of operations and/or reputation of the Company.  The risk assessment section describes can be found in the Company Annual Information Form (AIF) of the fiscal year ended Octoebt 31, 2023.

Glossary of Terms

In this MD&A, unless otherwise indicated or if the context otherwise requires, “2018 Farm Bill” means the Agriculture Improvement Act of 2018, including any regulations promulgated thereunder, as amended; “Adjusted EBITDA” has the meaning ascribed thereto under the heading “EBITDA and Adjusted EBITDA”; “ECL” means expected credit loss; “Agents” means collectively ATB Capital Markets Inc. and ATB Capital Markets USA Inc.; “Applicable Securities Laws” means, as applicable, the securities legislation, securities regulation and securities rules, and the policies, notices, instruments and blanket orders of each Canadian securities regulator having the force of applicable law and in force from time to time; “ATM Program” means the at-the-market equity offering program of the Company established pursuant to the ATM Prospectus Supplement on December 6, 2021, which allows the Company to issue up to $40,000,000 (or the equivalent in U.S. dollars) of Common Shares from its treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements; “ATM Prospectus Supplement” means the prospectus supplement of the Company dated December 3, 2021 relating to the ATM Program; “Authorizations” means, collectively, all consents, licenses, registrations, permits, authorizations, permissions, orders, approvals, clearances, waivers, certificates, and declarations issued, granted, given or otherwise made available by or under the authority of any government entity or pursuant to any requirement under applicable law; “Blessed CBD” means Enigmaa Ltd., operating as ‘Blessed CBD’; “Board” means the board of directors of the Company, as constituted from time to time; “Bought Deal Offering” has the meaning ascribed thereto under the heading “July 2022 Bought Deal”; “Bud Heaven” means Livonit Foods Inc. operating as Bud Heaven; “Bud Room” means Bud Room Inc.; “Business” means the business carried on by High Tide and its subsidiaries as at the date of this MD&A, and where the context so requires, includes the business carried on by High Tide and its subsidiaries prior to the date of this MD&A;  “Canadian Shelf Prospectus” means the Company’s final base shelf prospectus

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

dated April 22, 2021 filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada;  “Cannabis Act” means the Cannabis Act (Canada), including any regulations promulgated thereunder, as amended; “Cannabis Control Act” means the Cannabis Control Act (Ontario); “Cannabis Regulations” means the Cannabis Regulations (Canada), including any regulations promulgated thereunder, as amended; “Cannabis” or “cannabis” means the plant Cannabis sativa L; “CBD” means industrial Hemp-based cannabidiol; “CBG” means industrial Hemp-based cannabigerol; “CGU” means cash-generating unit; “Choom” means Choom Holdings Inc. and its subsidiaries and their respective stores;  “Common Shares” means the common shares in the capital of the Company; “connectFirst” means Connect First Credit Union Ltd.; “ConnectFirst Credit Facility” has the meaning ascribed thereto under the heading “connectFirst Credit Facility”; “COVID-19” means the Coronavirus disease 2019, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2); “Crossroads Cannabis” means the cannabis stores operating under the brand Crossroads Cannabis; “DankStop” means DS Distribution Inc., operating as ‘Dankstop.com’; “DEA” means the U.S Drug Enforcement Administration; “Delta-8” means delta-8 tetrahydrocannabinol; “Delta-9” or “THC” means delta-9 tetrahydrocannabinol; “DSHEA” means the Dietary Supplement Health and Education Act of 1994; “Daily High Club” or “DHC” means DHC Supply LLC.; “EBITDA” means earnings before interest, taxes, depreciation and amortization; “Epsilon” means Epsilon Healthcare Limited (formerly, ‘THC Global Group Limited’); “Equity Distribution Agreement” means the equity distribution agreement dated December 3, 2021 entered into among the Company and Agents associated with the ATM Program; “Exchange Act” means the Securities Exchange Act of 1934; “FABCBD” means Fab Nutrition, LLC.; “Famous Brandz” means Famous Brandz Inc., a former, wholly owned subsidiary of the Company which was amalgamated with RGR Canada Inc. to form Valiant Canada; “Federal Paraphernalia Law” means U.S. Code Title 21 Section 863; “FDA” means U.S. Food and Drug Administration; “FDCA” means the Federal Food, Drug, and Cosmetic Act; “FOFI” means future oriented financial information; “FTC” means the U.S. Federal Trade Commission; “FTCA” means the Federal Trade Commission Act; “FVLCD” means fair value less costs of disposal; “FVTPL” means fair value through profit and loss; “GBP” means British pound sterling; “GIC” means guaranteed investment certificate; “Grasscity” means collectively, SJV B.V. and SJV2 B.V; “Halo Kushbar” means the sale of three operating Kushbar retail cannabis assets to Halo Labs Inc.;  “Hemp” means the plant cannabis sativa L. and any part of that plant, including the seeds thereof, and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a THC concentration of not more than 0.3% on a dry weight basis; “IAS” means International Accounting Standards ;“IFR” means Interim Final Rule; “IFRS Committee” means IFRS Interpretations Committee; “IND” means Investigational New Drug Application; “IND Preclusion” means section 201(ff)(3)(B)(ii) of the FDCA; “Kensington” means the licensed cannabis retail store location in Alberta purchased on June 4, 2022 ; “Key Personnel” means collectively Management and certain consultants; “Jimmy’s Cannabis” means 1171882 B.C. Ltd., operating as Jimmy’s Cannabis Shop BC; “July 2022 Warrant” has the meaning ascribed thereto under the heading “July 2022 Bought Deal”; “Lender” means ATB Financial; “Licensed Producers” means any Person duly authorized by Health Canada pursuant to applicable laws to engage in the cultivation, production, growth and/or distribution of cannabis; “Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative or government (including any governmental entity), syndicate or other entity, whether or not having legal status; “M&A” means mergers and acquisitions;  “Management” means the management of the Company, as constituted from time to time; “Material Adverse Effect” means a material adverse effect on the Business carried on by the Company and its subsidiaries as at the date of this MD&A, the properties, assets, liabilities (including contingent liabilities), results of operations, financial performance, financial condition, or the market and trading price of the securities, of the Company and its subsidiaries, taken as a whole; “Meta Growth” means Meta Growth Corp., a wholly owned subsidiary of the Company; “NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings; “SEC” means the U.S. Securities and Exchanges Commission; “SPPI” means solely payment of principal and interest; “NDI” means New Dietary Ingredient; “NuLeaf Naturals” means NuLeaf Naturals, LLC; “OCN” means Opaskwayak Cree Nation; “Omnibus Plan” means the 20% fixed compensation incentive plan of the Company, as amended from time to time; “OneLeaf” means the OneLeaf brand; “Ontario Lottery Winner” means the third winner of the lottery conducted by the Alcohol and Gaming Commission of Ontario on January 11, 2019, for the allocation of one of the 25 limited opportunities to apply for a Retail Store Authorization to operate a cannabis retail store in the Province of Ontario whom the Company entered into an option agreement with and ultimately purchased stores from; “Registration Statement” means the Company’s registration statement on Form F-10 in connection with the Company becoming a registrant effective June 2, 2021 with the SEC upon the Company’s Form 40-F registration statement becoming effective;  “Retail Store Authorization” means, collectively, the Authorizations required to engage in the retail sale and distribution of adult-use cannabis and cannabis products at licensed premises; “RSU means restricted share units of the Company granted pursuant to the Omnibus Plan; “Sarbanes-Oxley” means the Sarbanes-Oxley Act (United States); “SKU” means stock keeping unit; “Smoke Cartel” means Smoke Cartel Inc.; “U.K.” means the United Kingdom; “Unit” has the meaning ascribed thereto under the heading “July 2022 Bought Deal”; “U.S.” means United States of America; “U.S. Base Prospectus” means the Company’s U.S. base prospectus dated September 17, 2021 included in the Registration;

34

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

“U.S. Prospectus Supplements means the prospectus supplement dated December 3, 2021 to the U.S. Base Prospectus; “USD” United States dollars; “USDA” means the U.S. Department of Agriculture; “Valiant Distributions” means Valiant Distribution Canada Inc., a wholly owned subsidiary of the Company formed under the Business Corporations Act (Alberta) on November 1, 2020, pursuant to articles of amalgamation filed in respect of the amalgamation of RGR Canada Inc. and Famous Brandz Inc., a former wholly owned subsidiary of the Company; and Valiant Distribution Inc., a wholly owned subsidiary of the Company, incorporated under the laws of the State of Delaware on April 6, 2019; and “Warrants” means the Common Share purchase warrants of the Company.

35

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

High Tide is a high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “HITI” as of June 2, 2021, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and the Frankfurt Stock Exchange under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s headquarters is #112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

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